NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE*
STATED SECURITIES

Cboe BZX Exchange, Inc. hereby notifies the SEC of its intention to remove* the entire class of the stated securities from listing and registration on* the Exchange at the opening of business on January 2, 2026, pursuant to* the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on December 15, 2025 the instruments* representing the securities comprising the entire class of this security* came to evidence, by operation of law or otherwise, other securities* in substitution therefore and represent no other right except, if such* be the fact, the right to receive an immediate cash payment.

The Exchange also notifies the Securities and Exchange Commission that as a* result of the above indicated conditions this security was suspended from* trading on December 15, 2025.